

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

September 21, 2010

Mr. Jonathan A. Kennedy
Chief Financial Officer
Intersil Corporation
1001 Murphy Ranch Road, Suite 1
Milpitas, California 95035

      RE: **Intersil Corporation**
             Form 10-K for the fiscal year ended January 1, 2010
             Filed March 2, 2010
             File No. 000-29617

Dear Mr. Kennedy:

      We have completed our review of your Form 10-K and related filings and do not have any further comments at this time.

                       Sincerely,

                       Jeffrey Jaramillo
                       Accounting Branch Chief